hannover re®

PRESS RELEASE

Hannover Re satisfied with 1 January treaty renewals in non-life reinsurance

- **Premium volume virtually stable despite incipient market softening**
- **Focus on selective underwriting and cycle management**
- **Market share boosted in Germany and credit & surety business**
- **US property business largely stable with moderate rate reductions**
- **Worldwide catastrophe business still highly profitable**
- **Return on equity target for 2008: at least 15%**

Hannover, 5 February 2008: This year's treaty renewals in non-life reinsurance passed off satisfactorily for Hannover Re. "Despite discernible softening tendencies in the market the rate reductions were largely smaller than anticipated. We are pleased to report that we secured prices and conditions commensurate with the risks", Chief Executive Officer Wilhelm Zeller asserted. More appreciable premium reductions in some areas were almost offset by increases on the German market and in worldwide credit/surety reinsurance. Assuming constant exchange rates, the premium volume in non-life reinsurance will therefore remain stable.

Hannover Re's outstanding ratings ("AA-" from Standard & Poor's and "A" from A.M. Best) again had a favourable effect on the outcome of the renewals. They are an essential prerequisite, particularly when it comes to writing business that is highly sensitive to credit status. Since Hannover Re is one of the few reinsurers to satisfy this standard without reservations, it enjoys worldwide access to all lines and segments and is in a position to profit disproportionately strongly from attractive business opportunities.

Of the total premium volume written in the 2007 underwriting year in traditional non-life reinsurance – i.e. excluding structured covers – amounting to EUR 3,608 million, more than two-thirds of the treaties worth altogether EUR 2,634 million (73%) were up for renewal as at 1 January 2008. Of this, treaties accounting for EUR 2,020 million were renewed, while a volume of EUR 613 million was either cancelled or restructured.

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Including increases of EUR 605 million from new or restructured treaties and thanks to improved prices in some areas, the total renewed premium volume thus stood at EUR 2,625 million. Making allowance for treaties with a later renewal date, gross premium in non-life reinsurance is likely to come in virtually on a par with the previous year at EUR 3,540 million.

The development of business in Germany was most gratifying: property business in this market grew by a vigorous 21%. "Thanks to new client relationships and increased treaty shares under existing accounts we were able to further enlarge our already high market share and thus extend our position as one of the leading reinsurers in the profitable German market", Mr. Zeller asserted. As anticipated, business with catastrophe covers developed favourably following the heavy losses caused by winter storm "Kyrill" last year. Rates in this segment climbed by as much as 15%.

Worldwide credit & surety reinsurance is another lucrative line of business for Hannover Re. "Although rates and conditions came under modest pressure due to the good results in 2007, we consolidated our market position as ceding companies raised their retentions and selectively enlarged our portfolio", Mr. Zeller emphasised. Premium growth here amounted to 5%.

In US property business, the rate level outside catastrophe covers remained broadly stable, with only modest price declines. The absence of major losses in property catastrophe business, on the other hand, was reflected in rate reductions averaging 9%; the minimum margins, however, were still comfortably exceeded in this business. Original rates in US casualty business have already been falling for some time, and now the reinsurance market is softening appreciably. Reinsurance terms and conditions were nevertheless still acceptable. Workers' compensation business saw sharp rate reductions, although here, too, business is still attractive overall. Even in the area of directors' and officers' (D&O) covers, where consistently declining rates are the hallmark of the original market, the reinsurance market remained broadly stable.

As a consequence of the absence of major losses in both 2006 and 2007, rates in marine business decreased. With this in mind, we substantially scaled back our exposure in natural-catastrophe-exposed regions such as the Gulf of Mexico. Premium in this segment consequently contracted by 9%. In aviation business, where Hannover Re ranks among the global market leaders, the premium level remained stable.

Risk management
Hannover Re's risk management activities remain focused on conserving its capital. "In addition to traditional retrocessions, we continue to make use of risk transfers to the capital market. As at 1 January 2008, we thus boosted the total volume of our capital market transactions by USD 100 million to USD 1.123 billion", Mr. Zeller explained. Hannover Re responded to

the growing interest in such transactions by setting up a dedicated department for "Insurance-Linked Securities" (ILS) effective 1 January 2008. It is to take on the role of transformer and aggregator for primary insurers by designing appropriate transactions for the capital market. Not only that, the department is also active as an ILS investor.

Outlook for 2008
For the year's remaining renewal phases (1 April primarily in Japan and South Korea, 1 June/July: second-most important renewal date in the United States and 1 October) the adequate market conditions still prevailing in non-life reinsurance should be sustained. The company will respond to moderate softening tendencies in the market with selective underwriting and cycle management as well as with regrouping measures within the portfolio.

In light of the satisfactory treaty renewals as at 1 January Hannover Re anticipates a good 2008 financial year. "We expect an increase of around 5% in premium income for our total portfolio, with prices remaining adequate. Our focus remains firmly fixed on profitability rather than rankings and market shares", Mr. Zeller affirmed. Assuming that the burden of major losses is in line with expectations and provided there are no downturns on capital markets, another good result should be attainable in the current year: Hannover Re therefore anticipates a return on equity of at least 15%. As for the dividend, the company is aiming for an unchanged distribution of 35% to 40%.

For further information please contact:

Press and Public Relations / Investor Relations:
Stefan Schulz (tel. +49 / 511 / 56 04-15 00,
e-mail: stefan.schulz@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02,
e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (tel. +49 / 511 / 56 04-17 36,
e-mail: gabriele.boedeker@hannover-re.com)

***Hannover Re**, with a gross premium of around 9 billion euro, is one of the leading reinsurance groups in the world. It transacts all lines of non-life and life and health reinsurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in around 20 countries with a total staff of roughly 2,000. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength*

ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").

Disclaimer:
Some of the statements in this press release may be forward-looking statements or statements of future expectations based on currently available information. Such statements are naturally subject to risks and uncertainties. Factors such as the development of general economic conditions, future market conditions, unusual catastrophic loss events, changes in the capital markets and other circumstances may cause the actual events or results to be materially different from those anticipated by such statements. Hannover Re does not make any representation or warranty, express or implied, as to the accuracy, completeness or updated status of such statements. Therefore, in no case whatsoever will Hannover Re and its affiliate companies be liable to anyone for any decision made or action taken in conjunction with the information and/or statements in this press release or for any related damages.

hannover **rück**

PRESSE INFORMATION

Hannover Rück zufrieden mit 1.1.-Vertragserneuerung in der Schaden-Rückversicherung

- **Trotz beginnender Marktaufweichung Prämienvolumen nahezu konstant**
- **Fokus auf selektivem Underwriting und Zyklusmanagement**
- **Marktanteil in Deutschland und Kredit/Kaution erhöht**
- **US-Sachgeschäft größtenteils stabil mit moderaten Ratenreduzierungen**
- **Weltweites Katastrophengeschäft immer noch sehr profitabel**
- **Eigenkapital-Renditeziel für 2008: mindestens 15 %**

Hannover, 5. Februar 2008: Die diesjährige Vertragserneuerung in der Schaden-Rückversicherung verlief für die Hannover Rück zufriedenstellend. „Trotz erkennbarer Aufweichungstendenzen im Markt waren die Ratenreduzierungen größtenteils geringer als erwartet. Erfreulicherweise konnten wir risikoadäquate Preise und Bedingungen durchsetzen", erklärte der Vorstandsvorsitzende Wilhelm Zeller. Teilweise stärker ausfallende Prämienreduzierungen ließen sich durch Steigerungsraten aus dem deutschen Markt und der weltweiten Kredit- und Kautionsrückversicherung nahezu kompensieren, sodass unter der Annahme stabiler Währungskurse das Prämienvolumen in der Schaden-Rückversicherung stabil bleibt.

Erneut günstig auf die Ergebnisse der Erneuerungsrunde wirkten sich die hervorragenden Ratingklassifizierungen der Hannover Rück aus („AA-" von Standard & Poor's und „A" von A.M. Best). Sie sind eine unabdingbare Voraussetzung, um insbesondere bonitätssensitives Geschäft zeichnen zu können. Da die Hannover Rück als einer der wenigen Rückversicherer diese Bedingung uneingeschränkt erfüllt, hat sie weltweiten Zugang zu allen Sparten und Segmenten und ist in der Lage, überproportional von attraktiven Geschäftschancen zu profitieren.

Vom gesamten, im Zeichnungsjahr 2007 in der traditionellen Schaden-Rückversicherung – also ohne strukturierte Deckungen – gezeichneten Prämienvolumen in Höhe von

3.608 Mio. EUR standen zum 1. Januar 2008 mehr als zwei Drittel der Verträge mit einem Volumen von insgesamt 2.634 Mio. EUR (73 %) zur Erneuerung an. Hiervon wurden 2.020 Mio. EUR verlängert, Verträge im Umfang von 613 Mio. EUR hingegen gekündigt bzw. in veränderter Form erneuert.

Inklusive der Zuwächse von 605 Mio. EUR aus neuen oder veränderten Verträgen und dank teilweise verbesserter Preise ergibt sich damit ein erneuertes Prämienvolumen von 2.625 Mio. EUR. Einschließlich der Verträge mit späterem Erneuerungsdatum dürfte sich die Bruttoprämie in der Schaden-Rückversicherung mit 3.540 Mio. EUR nahezu auf Vorjahresniveau bewegen.

Sehr erfreulich entwickelte sich das Geschäft in Deutschland: Das Sachgeschäft wuchs hier stark um 21 %. „Unseren bereits hohen Marktanteil konnten wir dank neuer Kundenbeziehungen bzw. erhöhter Vertragsanteile bei bestehenden Verbindungen weiter steigern und somit unsere Position als einer der führenden Rückversicherer im profitablen deutschen Markt ausbauen", betonte Zeller. Der Bereich Katastrophendeckungen entwickelte sich erwartungsgemäß positiv, da der Orkan „Kyrill" im letzten Jahr für hohe Schadenbelastungen gesorgt hatte. Hier stiegen die Raten um bis zu 15 %.

Die weltweite Kredit- und Kautionsrückversicherung stellt für die Hannover Rück einen weiteren profitablen Geschäftszweig dar. „Obwohl es angesichts der guten Ergebnisse im Jahr 2007 zu einem moderaten Druck auf Raten und Konditionen kam, haben wir unsere Marktposition bei gleichzeitig steigenden Selbstbehalten der Zedenten verteidigt und unser Portefeuille selektiv ausgeweitet", unterstrich Zeller. Der Prämienzuwachs beträgt hier 5 %.

Im US-Sachgeschäft blieb das Ratenniveau außerhalb der Katastrophendeckungen überwiegend stabil mit nur leichten Preisrückgängen. Hingegen führten ausgebliebene Großschäden im Sach-Katastrophengeschäft zu Ratenreduzierungen von durchschnittlich 9 %; nichtsdestotrotz werden die technisch erforderlichen Preise aber immer noch deutlich übertroffen. Nachdem die Originalraten im US-Haftpflichtbereich bereits seit einiger Zeit sinken, wird nun auch der Rückversicherungsmarkt deutlich weicher. Allerdings zeigten sich die Rückversicherungskonditionen noch akzeptabel. Im Arbeitsunfallgeschäft waren deutliche Ratenreduzierungen zu verzeichnen, jedoch ist auch hier das Geschäft insgesamt noch attraktiv. Selbst in der Managerhaftpflichtversicherung, wo der Originalmarkt von kontinuierlich zurückgehenden Raten gekennzeichnet ist, zeigte sich der Rückversicherungsmarkt weitgehend stabil.

Infolge sowohl 2006 als auch 2007 ausgebliebener Großschäden waren im Transportgeschäft Ratenrückgänge zu verzeichnen. Angesichts dessen haben wir unsere Exponierung in naturkatastrophenexponierten Regionen wie dem Golf von Mexiko deutlich reduziert. Folglich hat sich die Prämie in

diesem Segment um 9 % verringert. Im Luftfahrtgeschäft, in dem die Hannover Rück weltweit zu den Marktführern zählt, blieb das Prämienniveau stabil.

Risikomanagement
Nach wie vor steht beim Risikomanagement der Hannover Rück der Schutz des Kapitals im Fokus. „Neben der traditionellen Retrozession setzen wir weiterhin auf den Risikotransfer in den Kapitalmarkt. So haben wir per 1. Januar 2008 das Volumen unserer Kapitalmarkttransaktionen um 100 Mio. USD auf nunmehr 1,123 Mrd. USD aufgestockt", erklärte Zeller. Aufgrund des zunehmenden Interesses an derartigen Transaktionen hat die Hannover Rück zum 1. Januar 2008 eine Abteilung „Insurance-Linked Securities" (ILS) gegründet. Sie übernimmt die Rolle eines Transformers und Aggregators für Erstversicherer und entwickelt so geeignete Transaktionen für den Kapitalmarkt. Darüber hinaus tritt sie auch als ILS-Investor auf.

Ausblick auf 2008
Auch für die weiteren Erneuerungsrunden des Jahres (1. April hauptsächlich in Japan und Südkorea, 1. Juni/Juli: zweitwichtigster Erneuerungstermin in den USA und 1. Oktober) sollten die immer noch adäquaten Marktbedingungen in der Schaden-Rückversicherung anhalten. Auf moderate Aufweichungstendenzen im Markt reagiert das Unternehmen mit selektivem Underwriting und Zyklusmanagement sowie mit Umschichtungen des Portefeuilles.

Die Hannover Rück erwartet angesichts der zufriedenstellenden Vertragserneuerungen zum 1. Januar ein gutes Geschäftsjahr 2008. „Wir rechnen für unseren gesamten Bestand mit um ca. 5 % erhöhten Prämieneinnahmen bei weiterhin auskömmlichen Preisen. Unverändert liegt unser Fokus auf Profitabilität statt auf Ranglisten und Marktanteilen", sagte Zeller. Unter der Prämisse, dass die Großschadenbelastung im Rahmen des Erwartungswertes liegt und es zu keinen negativen Bewegungen auf den Kapitalmärkten kommt, sollte im laufenden Jahr wiederum ein gutes Ergebnis möglich sein: So erwartet die Hannover Rück eine Eigenkapitalrendite von mindestens 15 %. Für die Dividende strebt das Unternehmen in diesem Fall unverändert eine Ausschüttungsquote von 35 % bis 40 % an.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Stefan Schulz (Tel.: 0511 / 56 04-15 00,
E-Mail: stefan.schulz@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-15 02,
E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. 0511 / 56 04-17 36,
E-Mail: gabriele.boedeker@hannover-re.com)

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 9 Mrd. EUR eine der führenden Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden- und Personen-Rückversicherung und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in rund 20 Ländern mit ca. 2.000 Mitarbeitern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

Bommersbach Gabriele

From: Ferch Petra
Sent: Dienstag, 5. Februar 2008 14:51
To: Sekretariate
Subject: Bestandsaufnahme Büromaschinen

Bitte lassen Sie uns bis spätestens 18.03.2008 wieder Ihre aktualisierten Übersichten der in Ihrem Bereich vorhandenen Büromaschinen zukommen. Aufzuführen sind Schreibmaschinen, Rechenmaschinen, Diktiergeräte, Wiedergabegeräte und falls vorhanden Aktenvernichter, Bindegeräte etc. (**nicht** jedoch Mobiltelefone, Faxgeräte, Kopiergeräte).

Sofern Geräte an FM zurückgegeben wurden (z. B. zur Verschrottung) oder Besitzerwechsel stattgefunden haben, vermerken Sie dieses bitte.

Mit freundlichen Grüßen
Facilities Management

Petra Ferch

END